UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Healthaxis Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

42219D
(CUSIP Number)

Sharad K. Tak 400 Professional Drive, Suite 420, Gaithersburg MD 20879 (301) 840-2220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. [  ]

CUSIP No. 42219D	Page 2 of 6

1.	Names of Reporting Persons Sharad Kumar Tak

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [___]
(b) [___]

3.	SEC Use Only:

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]

6.	Citizenship or Place of Organization

U.S.A.

	7.	Sole Voting Power
Number of
Shares		7,222,222
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting		N/A
Person
With	9.	Sole Dispositive Power

7,222,222

	10.	Shared Dispositive Power

N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

[__]

13.	Percent of Class Represented by Amount in Row (11)*:

65%

14.	Type of Reporting Person (See Instructions)

IN

(* )	Based on 3,766,633 shares outstanding as of May 5, 2005.

CUSIP No. 42219D	Page 3 of 6

Item 1.      Security and Issuer.

     The statement relates to the Common stock of the Company. The Company’s executive offices are located at 5215 N. O’Connor Blvd., #800, Central Tower, Irving Texas 75039.

Item 2.      Identity and Background.

(a) This statement is filed by Sharad K. Tak, who owns 100% of the interests in Tak Investments, Inc.

(b) The business address for Tak Investments, Inc. and Mr. Tak is 400 Professional Drive, Suite 420, Gaithersburg MD 20879.

(c) Mr. Tak is the President of E-Com Systems, a leading provider of EDI solutions for retailers and their trading partners. Tak Investments, Inc. was created as a holding company for the Healthaxis shares.

(d) During the last five years, neither Mr. Tak nor any director or executive officer of Tak Investments, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. Tak nor any director or executive officer of Tak Investments, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f) Mr. Tak is a citizen of the United States of America. Tak Investments, Inc. is a Delaware corporation.

CUSIP No. 42219D	Page 4 of 6

Item 3.      Source and Amount of Funds or Other Consideration.

     The funds used to acquire the shares of Healthaxis were personal funds supplied by Mr. Tak.

Item 4.      Purpose of the Transaction.

     The purpose of the acquisition by Tak Investments, Inc. was to purchase and acquire securities of the Company for investment purposes.

     The Company and Tak Investments, Inc. entered into a number of related agreements. Under the terms of an Investor Rights Agreement, the securities purchased by Tak Investments, Inc. are subject to limited transfer restrictions, and Tak Investments, Inc. has the right to approve certain fundamental corporate activities, the right to participate in other Healthaxis equity financings and, depending upon the size of the Company’s Board of Directors and Tak Investments, Inc.’s continuing ownership position in the Company, the right to designate one to three nominees for election to the Company’s Board of Directors. The Company expects that Tak Investments, Inc. will be electing to invoke its right to initially designate up to two additional members to the Board of Directors, and the Company will, pursuant to the Waiver attached hereto, be obligated to expand its Board and add Tak Investments, Inc.’s designees to the Board within five business days after such designation. The parties also entered into a Registration Rights Agreement pursuant to which the Company has agreed to file a registration statement covering the resale of the shares of common stock purchased pursuant to the Purchase Agreement

Item 5.      Interest in Securities of the Issuer.

     1. The Reporting Person, Mr. Tak.

     (a) Amount beneficially owned: 7,222,222 shares of Common Stock.

     (b) Percent of Class: 65%

     (c) Number of shares as to which such person has:
     (i) sole power to vote or direct the vote: 7,222,222

     (ii) shared power to vote or direct the vote: 0

     (iii) sole power to dispose or direct the disposition of: 7,222,222

     (iv) shared power to dispose or direct the disposition of: 0

     2. Tak Investments, Inc. — same as Mr. Tak, see above.

CUSIP No. 42219D	Page 5 of 6

     Tak Investments, Inc. acquired the following securities of the Company on May 13, 2005:

1. On May 13, 2005 Tak Investments, Inc., a Delaware corporation owned by Mr. Sharad Tak purchased 2,222,222 shares of common stock at a per share purchase price of $2.25 for an aggregate of $5.0 million pursuant to the terms and conditions of the Stock and Warrant Purchase Agreement between the Company and Tak Investments, Inc., dated as of February 23, 2005 (the “Purchase Agreement”).

2. Tak Investments, Inc. also received a Warrant, for up to 2,222,222 shares of common stock for an exercise price of $2.25 per share and a term of two years. The Company has the right to compel Tak Investments, Inc.’s exercise of the warrant for up to 3,333,333 shares of common stock under certain conditions, including unanimous approval of such action by the Company’s Board of Directors (which requires the approval of Tak Investments, Inc.’s designees to the Board).

3. Tak Investments, Inc. also received a warrant with a term of three years representing the right to purchase 555,556 additional shares of common stock at a price of $2.70 per share. Tak Investments, Inc. may exercise the warrant for one (1) additional share of Common Stock for each four (4) shares of Common Stock purchased pursuant to Warrant No. 2005-01, up to an aggregate of 1,388,889 shares of Common Stock of the Company.

4. Tak Investments, Inc. also received a warrant with a term of four years representing the right to purchase 555,556 additional shares of common stock at a price of $3.15 per share. Tak Investments, Inc. may exercise the warrant for one (1) additional share of Common Stock for each four (4) shares of Common Stock purchased pursuant to Warrant No. 2005-01, up to an aggregate of 1,388,889 shares of Common Stock of the Company.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Texas.

     To the knowledge of Mr. Tak and Tak Investments, Inc., on the date hereof, except to the extent set forth herein or in the Exhibits herewith, neither Mr. Tak nor Tak Investments, Inc. has any other contracts, arrangements, understandings or relationship(legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1. Stock and Warrant Purchase Agreement dated as of February 23, 2005, between Healthaxis Inc. and Tak Investments, Inc.

Exhibit 2. Warrant (#1) executed by Healthaxis Inc. in favor of Tak Investments, Inc. for up to 3,333,333 common shares.

CUSIP No. 42219D	Page 6 of 6

Exhibit 3. Warrant (#2) executed by Healthaxis Inc. in favor of Tak Investments, Inc. for up to 1,388,889 common shares.

Exhibit 4. Warrant (3) executed by Healthaxis Inc. in favor of Tak Investments, Inc. for up to 1,388,889 common shares.

Exhibit 5. Investor Rights Agreement dated as of May 13, 2005 between Healthaxis Inc. and Tak Investments, Inc.

Exhibit 6. Registration Rights Agreement dated as of May 13, 2005 between Healthaxis Inc. and Tak Investments, Inc.

Exhibit 7. Waiver dated as of May 13, 2005 between Healthaxis Inc. and Tak Investments, Inc.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005

/s/ Sharad K. Tak
Sharad K. Tak

Tak Investments, Inc.

/s/ Sharad K. Tak
By: Sharad K. Tak
Its: President